UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”)  entered into agreements for a Structured Equity Facility (“OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial net proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement by and among the Company and the Buyers party thereto, while an additional US$35 million was funded into an escrow account on such date and has been held in escrow, with the release of such funds subject to the satisfaction of certain conditions.

Pursuant to the OIC Financing, the Company and the Buyers party thereto entered into Amendment No. 1 to the aforementioned Securities Purchase Agreement (the “SPA Amendment”), providing for an early release of US$5 million from escrow in exchange for, among other things, (i) applying the proceeds to the subscription of shares of a new series of Series B Preferred Shares with substantially the same terms as the Series A Preferred Shares except that,  if certain conditions are not satisfied by the Company when required, the required Multiple on Invested Capital (“MOIC”) will be 2.25 rather than the greater of 1.75 or a 12% internal rate of return, the dividend rate will be 18% rather than 12% and the mandatory redemption deadline will be July 31, 2025 (or such later date as may be specified in a relevant redemption notice) instead of November 3, 2028 (or such later date as may be specified in a relevant redemption notice); (ii) accelerated vesting of approximately 0.7% of the existing warrants under the OIC Financing (being a pro rata portion of the 5% of the existing warrants that were due to vest upon the release of the aggregate of US$35 million held in escrow subject to the applicable vesting condition) pursuant to an amendment to the existing warrants (the “Warrant Amendment”); and (iii) issuance of additional warrants (the “New Warrant”) exercisable for a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants.

In addition, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”) relating to the resale registration of all ordinary shares held by the Buyers, including the ordinary shares issuable upon exercise of the previously issued warrants and the New Warrants.

Certain terms of the Series B Preferred Shares, including the required MOIC, dividend rate and mandatory redemption deadline will revert to the terms of the Series A Preferred Shares upon the satisfaction of the conditions set forth on Schedule 1 to the Certificate of Designation of Series B Preferred Shares of Carbon Revolution plc (the “Certificate of Designation”), furnished as Exhibit 99.2 to this Report on Form 6-K.

In addition, the Company and OIC are engaging in ongoing negotiations with respect to the terms for the early release of all or a portion of the remaining US$30 million from escrow with there being no assurance that such negotiations will result in the release of any or all of those remaining funds on acceptable terms, if at all.

The SPA Amendment, the Certificate of Designation, the Warrant Amendment  the New Warrant, and the Registration Rights Agreement are furnished as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, to this Report on Form 6-K. The foregoing descriptions are qualified in their entirety by the text of such exhibits.

EXHIBIT INDEX

Exhibit No.

99.1	Amendment No. 1, dated April 10, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the Buyers party thereto

99.2	Certificate of Designation of Series B Preferred Shares of Carbon Revolution plc

99.3	Amendment No. 1, dated April 10, 2024, to the Warrant dated November 3, 2023

99.4	Warrant dated April 10, 2024

99.5	Registration Rights Agreement dated April 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: April 11, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer